FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                                  July 17, 2001

                        Net Servicos de Comunicacao S.A.
                    (Exact Name as Specified in its Charter)


                        Net Servicos de Comunicacao Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A


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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Net Servicos de Comunicacao S.A.


By:   /S/ Leonardo Porciuncula Gomes Pereira
      ----------------------------------------
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: July 17, 2002

FORWARD-LOOKING STATEMENTS

     This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Net Servicos de Comunicacao are merely projections and, as such, are based exclusively on the expectations of Net Servicos de Comunicacao management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

                                 RELEVANT NOTICE



     Net Servicos de Comunicacao S.A. ("the Company"), a publicly held company, with its headquarters located in the City and State of Sao Paulo, at Rua Verbo Divino n(degree)1,356, 1st floor, Chacara Santo Antonio, enrolled with the CNPJ/MF under n(degree)00.108.786/0001-65, announced today, in compliance with CVM Instruction n(degree)358/02, that Distel Holding S.A., Roma Participacoes Ltda., Globo Comunicacoes e Participacoes S.A., Bradesplan Participacoes S.A. - BNDESPAR, Microsoft B.V., Zero Hora Editora Jornalistica S.A. and RBS Participacoes S.A., with the intervention of the Company itself, Bradespar S.A., Microsoft Corporation and Net Brasil S.A., executed the new Shareholders' Agreement for the Company, which contents are available on the Company's web site at www.ir.globocabo.com.

                            Sao Paulo, July 17, 2002.

                            Leonardo P. Gomes Pereira
                 Investor Relations and Chief Financial Officer